                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1999

                                                        OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from       to
         Commission file number 1-4682

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                                            THOMAS & BETTS CORPORATION
                                            EMPLOYEES' INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                            Thomas & Betts Corporation
                                                8155 T&B Boulevard
                                             Memphis, Tennessee 38125

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN


                                TABLE OF CONTENTS

                                                                                                Page No.
                                                                                                --------
Independent Auditors' Report.........................................................................3

Financial Statements:
         Statements of Net Assets Available for Benefits -
                  Combined Funds - December 31,
                  1999 and 1998......................................................................4

         Statements of Changes in
                  Net Assets Available for Benefits - Combined Funds - Years
                  Ended December 31, 1999, 1998,
                  and 1997...........................................................................5

         Notes to Financial Statements...............................................................6

         Schedules (1999 Information Only):

                  Schedule 1 - Schedule of Assets Held for Investment Purposes (Item 27a)...........15
                  Schedule 2 - Schedule of Reportable Transactions (Item 27d).......................16

Signatures..........................................................................................17

Exhibit.............................................................................................18

                          INDEPENDENT AUDITORS' REPORT


The Retirement Plans Committee
Thomas & Betts Corporation

We have audited the financial statements of Thomas & Betts Corporation Employees' Investment Plan as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Thomas & Betts Corporation Employees' Investment Plan as of December 31, 1999, and 1998, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 1999 financial statements taken as a whole.

KPMG LLP


/s/ KPMG LLP
Memphis, Tennessee
June 9, 2000

                                            THOMAS & BETTS CORPORATION
                                            EMPLOYEES' INVESTMENT PLAN
                                        STATEMENTS OF NET ASSETS AVAILABLE
                                                  FOR BENEFITS -
                                                  COMBINED FUNDS

December 31                                                     1999               1998
                                                                ----               ----
PLAN ASSETS

Investments at fair value:
             Mutual Funds                                $166,185,117       $153,724,331
             Thomas & Betts Corporation Stock Fund         14,012,148         15,684,738
             Employee Loan Fund                             6,269,319          5,922,447
                                                         ------------       ------------
                  Total investments at fair value        $186,466,584       $175,331,516

Investments at contract value:
         Vanguard Investment Contract Trust              $ 12,851,472       $  6,188,771
                                                         ------------       ------------
                  Total investments                       199,318,056        181,520,287

Receivable from Thomas & Betts Corporation:
         Employees' contributions                           1,079,676            985,732
         Employer's contributions                             513,546            463,791
                                                         ------------       ------------
                  Total receivables                         1,593,222          1,449,523
                                                         ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                        $200,911,278       $182,969,810
                                                         ============       ============


See accompanying notes to financial statements.

                                            THOMAS & BETTS CORPORATION
                                            EMPLOYEES' INVESTMENT PLAN
                                        STATEMENTS OF CHANGES IN NET ASSETS
                                             AVAILABLE FOR BENEFITS -
                                                  COMBINED FUNDS

Years ended December 31                                 1999                      1998                      1997
                                                        ----                      ----                      ----
Investment income:
     Dividends on Thomas & Betts
     Corporation Stock Fund                     $      354,903             $     343,231             $     228,036

     Interest and other dividends                    9,502,728                 9,814,567                 6,498,381
                                              ----------------           ---------------           ---------------
                                                     9,857,631                10,157,798                 6,726,417
     Net realized gain on sales
         of investments                              7,394,556                 6,205,650                 4,836,878

     Unrealized appreciation of
         investments                                 1,486,830                 9,315,195                 9,029,160
                                              ----------------           ---------------           ---------------
         Investment income                          18,739,017                25,678,643                20,592,455
                                              ----------------           ---------------           ---------------

Contributions:
     Employees                                      16,668,814                14,608,514                11,154,368
     Employer                                        6,800,258                 5,976,126                 4,464,054
     Assets received from plan mergers                       -                24,802,261                 1,075,732
                                              ----------------           ---------------           ---------------
         Total contributions                        23,469,072                45,386,901                16,694,154
                                              ----------------           ---------------           ---------------

Administrative expenses                                (31,051)                  (92,840)                  (79,966)
Withdrawals and distributions                      (24,235,570)              (18,896,467)              (17,639,819)
                                              ----------------           ---------------           ---------------

Net increase                                        17,941,468                52,076,237                19,566,824

Net assets available for benefits:

     Beginning of year                             182,969,810               130,893,573               111,326,749
                                             -----------------         -----------------         -----------------
     End of year                                  $200,911,278              $182,969,810              $130,893,573
                                             =================         =================         =================

See accompanying notes to financial statements.

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:  PLAN DESCRIPTION

GENERAL

The Board of Directors of Thomas & Betts Corporation (the "Corporation") adopted the Thomas & Betts Corporation Employees' Investment Plan (the "Plan") on April 4, 1984. The participants in the Plan are eligible employees of the Corporation and its participating subsidiaries. Eligibility, enrollment, participant and employer contributions, vesting, participation, forfeiture, loans, withdrawals, distribution, and other Plan provisions are described in detail in the Plan document.

EMPLOYEE AND EMPLOYER CONTRIBUTIONS

Eligible employees may participate in the Plan by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4% or 5% of their compensation as a basic contribution to the Plan. The Corporation contributes 75% of the first 3% and 50% of the remaining 2% of each participating employee's basic contribution.

Eligible employees who have authorized a basic contribution at the maximum rate of 5% of compensation may authorize a "supplemental contribution" of 1% to 10% of their compensation. The Corporation does not make any matching contributions with respect to the amount of supplemental contributions.

INVESTMENT FUNDS

Assets of the Plan are invested in the following funds:

(1) The Thomas & Betts Corporation Stock Fund's assets are invested in common stock of the Corporation and cash.

(2) The Vanguard Money Market Reserves - Federal Portfolio invests in short-term securities that are guaranteed or backed by the U.S. Government and its agencies.

(3) The Vanguard Short-Term Federal Bond Fund invests in bonds issued by U.S. Government and agency obligations.

(4) The Vanguard Index 500 Portfolio invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor's 500 index.

(5) The Vanguard U.S. Growth Portfolio invests in high-quality, established growth stocks of companies based in the United States.

(6) The Vanguard Wellington Fund is a balanced fund that invests in common stocks (with emphasis on "blue chip" stocks), corporate bonds, U.S. Government securities and preferred stock.

(7) The Vanguard Intermediate U.S. Treasury Bond Fund invests in corporate debt securities and securities issued by the U.S. Government which mature in five to twelve years.

(8) The Vanguard International Growth Portfolio invests in the stocks of companies located outside the United States.

(9) The Vanguard Windsor Fund invests in common stocks with relatively low price/earnings ratios and meaningful income yields. The fund may also invest in preferred stocks, fixed-income securities, convertible securities, and money-market instruments.

(10) The Vanguard Windsor II Fund invests in undervalued, income-producing stocks, characterized by above-average income yields and below-average price/earnings ratios relative to the stock market.

(11) The Vanguard Index Small Cap Portfolio invests in the common stocks of smaller companies, with the view to achieve a return on investments equal to the Russell 2000 index.

(12) The Vanguard Investment Contract Trust is a tax-exempt collective trust fund that invests in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments.

(13) The Vanguard Extended Market Index Fund seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid- and small-capitalization companies.


(14) The Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.


Each participating employee may direct basic and supplemental contributions in any one or more of the above funds except for the Vanguard Money Market Reserves, Vanguard Intermediate U.S. Treasury Bond Fund and the Vanguard Short-Term Federal Bond Fund, which were closed on October 1, 1998, and the Vanguard Windsor Fund and Vanguard Small Cap Index Fund, which were investment options of the Eagle Savings Plan. After the Corporation acquired Amerace Corporation, a subsidiary of Eagle Corporation, the balances in these funds pertaining to Amerace Corporation employees were transferred into the Plan. As of the date of transfer into the Plan, no contributions could be allocated to these funds. The funds will be closed after existing contributions contained in these funds are distributed to participants or transferred to the funds previously existing in the Plan. The Vanguard Windsor II Fund and the Vanguard

Investment Contract Trust were also investments of the Eagle Savings Plan. Effective October 1, 1998, the Vanguard Windsor II Fund and Vanguard Investment Contract Trust were reopened allowing current employees of the Corporation to allocate a portion of their contribution to these funds. The Vanguard Extended Market Index Fund and Vanguard Total Bond Market Index Fund were added on October 1, 1998.

The Corporation's contribution is allocated among the funds in the same proportion as the employee's basic contribution. Each employee may change the amount and allocation of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group by phone on any business day. Changes are generally effective on the following business day.

PARTICIPANT LOANS

The Plan permits participants with vested account balances of at least $2,000 to borrow directly from their account. Participants may borrow up to 50% of their vested account balance or a maximum of $50,000 for a period of up to 5 years. The minimum loan amount allowed is $1,000. The interest rate charged is generally within one or two percentage points of the prime rate at the time the loan is granted. This rate does not change for the life of the loan. Loan repayments, both principal and interest, are deposited into the participants' investment fund(s) based on the allocation designated at the time of repayment.

NOTE 2:  ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

VALUATION

The Plan's investments are stated at fair value except for The Vanguard Investment Contract Trust which is valued at contract value. Contract value approximates fair value as of December 31, 1999. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Corporation's stock within the Thomas & Betts Corporation Stock fund is valued at its quoted market price. Employee loans are valued at cost, which approximates fair value. Security transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date. The cost of securities sold is based on the average cost of those securities.

The Vanguard Group has been designated by the Board of Directors of the Corporation as the plan trustee.

NOTE 3:  AMENDMENTS TO THE PLAN

During 1998, the Corporation amended the Plan to provide for (i) the participation in the Plan by eligible employees of Augat Inc., which was acquired by the Corporation, and (ii) the merger of the Augat Savings and Retirement Plan with and into the Plan. During 1997, the Corporation amended the Plan to provide for (i) the participation in the Plan by eligible employees of Catamount Manufacturing, Inc., which was acquired by the Corporation, and (ii) the merger of the Catamount Retirement Plan with and into the Plan. The amendments resulted in $24,802,261, and $1,075,732 of assets received from Plan mergers during 1998 and 1997, respectively.

Also in 1998, the Plan was amended to reflect changed investment options effective October 1, 1998. The following funds were closed to new contributions with existing investments remaining in the respective funds:
Vanguard Money Market Reserves, Vanguard Short-Term Federal Bond Fund, and Vanguard Intermediate U.S. Treasury Bond Fund. The following new funds were opened: Vanguard Extended Market Index Fund and Vanguard Total Bond Market Index Fund. In addition, two previously closed funds, Vanguard Investment Contract Trust and Vanguard Windsor II, were reopened.

In 1997, the Plan was amended to account for matching contributions which were forfeited by terminating employees before those amounts became vested. If a participant's vested accrued benefit is not distributed to the participant in an immediate lump sum distribution, the nonvested portion of the contribution account is forfeited as follows: (i) the nonvested portion of a participant's accrued benefit, for any participant who separates from service on or after July 1, 1996, is forfeited when the participant incurs a five-year period of separation of service (if the participant is re-employed before the five-year period of separation ends, the participant will continue to vest starting when the participant left employment); (ii) any participant separated from service on or after January 1, 1989 and before July 1, 1996 but re-employed on or after July 1, 1996 and before incurring a five-year period of separation of service has the nonvested portion of the participant's accrued benefit (adjusted for earnings or losses) restored. If the participant was re-employed before July 1, 1996 and before incurring a five-year period of separation of service and the nonvested portion of the accrued benefit was restored, any earnings attributed to such nonvested accrued benefit is also restored. The forfeiture amendment did not have a material effect on the net assets of the Plan.

NOTE 4:  INVESTMENTS

The following table presents investments at December 31, 1999 and 1998.

                                                     1999                                         1998
                                       Number of                                   Number of
                                     shares/units                                shares/units
                                     or principal              Fair               or principal         Fair
                                        amount                Value                 amount             Value
                                     -------------            -----              -------------         -----
INVESTMENTS AT FAIR
VALUE AS DETERMINED BY
QUOTED MARKET PRICE:
Thomas & Betts Corporation
         Stock Fund                     1,320,655          $ 14,012,148             1,090,733       $ 15,684,738
Vanguard Wellington Fund                1,270,870            35,533,538             1,247,208         36,605,560
Vanguard Index 500 Portfolio              401,396            54,320,937               384,272         43,787,824
Vanguard U.S. Growth Portfolio            940,394            40,935,332               887,801         33,283,646
International Growth Portfolio            256,086             5,759,369               228,160          4,282,565
Vanguard Windsor Fund                      27,769               421,261                28,397            442,135
Vanguard Windsor II Fund                  216,122             5,396,571               179,015          5,343,612
Vanguard Index Small
         Cap Portfolio                     19,110               450,985                20,097            426,053
Vanguard Extended Market
         Index Fund                        29,801             1,104,722                11,259            344,756
Vanguard Total Bond
         Market Index                     370,765             3,544,513               289,525          2,973,419

INVESTMENTS AT  FAIR VALUE:

Vanguard Money Market Reserves
              Federal Portfolio        17,116,742            17,116,742            23,692,719         23,692,719
Vanguard Intermediate U.S.
         Treasury Bond Fund                90,284               914,580               127,566          1,421,082
Vanguard Short-Term
         Federal Bond Fund                 69,350               686,567               109,255          1,120,960
Employee Loan Fund                      6,269,319             6,269,319             5,922,447          5,922,447

INVESTMENTS AT CONTRACT VALUE:

Vanguard Investment
         Contract Trust                12,851,472            12,851,472             6,188,771          6,188,771
                                                           ------------                             ------------
Total Investments                                          $199,318,056                             $181,520,287
                                                           ============                             ============

A summary of net realized gains on sales of investments for the years ended December 31, 1999, 1998 and 1997 follows:

                                           Proceeds                                            Net Realized
                                          From Sales                     Cost                      Gains
                                          -----------                -----------               ------------
1999
Thomas & Betts common stock               $ 7,307,574               $  6,691,040                $ 616,534
All other investments                      59,756,457                 52,978,435                6,778,022
                                          -----------                -----------               ----------
                                          $67,064,031                $59,669,475               $7,394,556
                                          ===========                ===========               ==========

1998
Thomas & Betts common stock               $ 5,581,108               $  4,809,765               $  771,343
All other investments                      55,139,584                 49,705,277                5,434,307
                                          -----------                -----------               ----------
                                          $60,720,692                $54,515,042               $6,205,650
                                          ===========                ===========               ==========

1997
Thomas & Betts common stock               $ 3,962,912                $ 3,254,916               $  707,996
All other investments                      43,279,585                 39,150,703                4,128,882
                                          -----------                -----------               ----------
                                          $47,242,497                $42,405,619               $4,836,878
                                          ===========                ===========               ==========

A summary of unrealized appreciation (depreciation) of investments for 1999, 1998 and 1997 follows:

                                        Thomas & Betts                  All
                                           Common                      Other
                                           Stock                     Investments                 Total
                                        --------------               -----------              -----------
Balance at December 31, 1996               $2,002,148                $11,253,854              $13,256,002
         Unrealized appreciation
         (depreciation)                      (124,828)                 9,153,988                9,029,160
                                          -----------                -----------              -----------

Balance at December 31, 1997               $1,877,320                $20,407,842              $22,285,162
         Unrealized appreciation
         (depreciation)                      (174,882)                 9,490,077                9,315,195
                                          -----------                -----------              -----------

Balance at December 31, 1998               $1,702,438                $29,897,919              $31,600,357
         Unrealized appreciation
         (depreciation)                    (4,000,803)                 5,487,633                1,486,830
                                          -----------                -----------              -----------

BALANCE AT DECEMBER 31, 1999              $(2,298,365)               $35,385,552              $33,087,187
                                          ===========                ===========              ===========

During the years ended December 31, 1999, 1998 and 1997, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in value by $8,881,386, $15,520,845 and $13,866,038, respectively, as follows:

                                                           1999                     1998                   1997
                                                           ----                     ----                   ----
Thomas & Betts Corporation Stock Fund               $   (3,384,269)            $   596,461             $   583,168
Vanguard Short-Term Federal Bond Fund                      (32,385)                 34,078                   3,124
Vanguard Index 500 Portfolio                             8,614,682               7,981,751               5,849,829
Vanguard U.S. Growth Fund                                5,599,992               6,609,790               3,256,568
Vanguard Wellington Fund                                (1,596,217)               (353,747)              3,265,031
Intermediate U.S. Treasury Bond Fund                      (109,225)                122,783                  30,255
International Growth Portfolio                             900,281                 432,573                  (8,692)
Vanguard Windsor Fund                                       (3,462)                (41,099)                 23,988
Vanguard Windsor II Fund                                (1,073,421)                206,401                 765,875
Vanguard Index Small Cap Portfolio                          45,706                 (61,318)                 96,892
Vanguard Extended Market Index Fund                        168,954                  32,141                       -
Vanguard Total Bond Market Index                          (249,250)                (38,969)                      -
                                                    --------------             -----------             -----------
Net appreciation
in fair value                                           $8,881,386             $15,520,845             $13,866,038
                                                    ==============             ===========             ===========

NOTE 5:  INVESTMENT FUND PARTICIPATION

As of December 31, 1999, the number of participants in each investment fund was as follows:

                                                                     Number of
                                                                    Participants
                                                                    ------------
                  Thomas and Betts Corporation Stock Fund              3,288
                  VMMR Federal Portfolio                               1,689
                  Vanguard Short-Term Federal Bond Fund                  352
                  Vanguard Index 500 Portfolio                         4,373
                  Vanguard - U.S. Growth Portfolio                     3,462
                  Vanguard Wellington Fund                             3,667
                  Employee Loan Fund                                   1,595
                  Vanguard Intermediate U.S. Treasury
                      Bond Fund                                          305
                  International Growth Portfolio                       1,197
                  Vanguard Windsor Fund                                   63
                  Vanguard Windsor II Fund                             1,100
                  Vanguard Index Small Cap Portfolio                      85
                  Vanguard Investment Contract Trust                   2,083
                  Vanguard Total Bond Market Index                     1,144
                  Vanguard Extended Market Index Fund                    375

The number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.


NOTE 6: CONTRIBUTIONS

The Corporation's contributions vest at the end of each year starting with the second year of credited service, at the rate of 25% each year. A participant in the Plan whose employment terminates for any reason before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion, plus earnings thereon, of his or her employer contribution account. The nonvested portion of the employer contribution account is forfeited and retained in the Plan to reduce future contributions to be made by the Corporation to the Plan. The nonvested portion of the employer's contribution that is forfeited (if any) may be restored if the participant is re-employed prior to a five-year period of separation of service. A participant is entitled to receive 100% of the participant's own contributions plus earnings thereon. In addition, employees of certain organizations acquired by the Corporation have a 100% nonforfeitable right to amounts in their accounts attributable to transferred contributions from the acquired organization's plan and, in certain cases, to the amount in their employer contribution accounts.

NOTE 7: TERMINATION

The Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, affected participants become fully vested in their accounts.

NOTE 8: INCOME TAXES

The Internal Revenue Service has issued a determination letter to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 and is exempt from income tax under Section 501(c). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Under the present federal income tax laws and regulations, participants and their beneficiaries are not taxed at the time contributions are made by the Corporation under the Plan, although the Corporation will receive an immediate income tax deduction in the amount of such contribution. All earnings of the Trust Fund (which is maintained pursuant to the Plan and in which Plan assets are held), realized and unrealized, are not taxable to any participant or the participant's beneficiaries except upon a distribution by the Trust Fund.

If a participant makes a withdrawal, generally the entire amount distributed to the withdrawing participant will be taxable to the participant as ordinary income. If an employee's participation in the Plan terminates, there are a number of distribution alternatives available depending upon age and vested account balance. To the extent that a distribution consists of the Corporation's securities, the portion of the distribution representing contributions to the Plan will be taxable at the time of the distribution as ordinary income while the portion of the distribution representing any unrealized appreciation in the value of the Corporation's securities will not be taxable until disposition of such shares. The participant or the participant's beneficiaries may be able to elect to have the ordinary income portion of the distribution taxed at special rates which in most cases will be lower than the applicable ordinary income tax rates. If the participating employee has not participated in the Plan for five or more years before the year in which the participation terminates, the special election will not be available to the participant or the participant's beneficiaries, except in the case of termination due to the participant's death.

                                                                     SCHEDULE 1

                                     THOMAS & BETTS CORPORATION
                                     EMPLOYEES' INVESTMENT PLAN

                     Item 27(a) Schedule of Assets Held for Investment Purposes

                                                 December 31, 1999

Identity of Issue                              Description                 Cost                          Fair value
-----------------                              -----------                 ----                          ----------
*Equity Securities- Thomas &
     Betts Corporation Stock
     Fund                                   1,320,655 UNITS             $ 16,310,513                   $ 14,012,148

Mutual Funds-
    *Vanguard Wellington Fund               1,270,870 UNITS               34,299,637                     35,533,538
    *Vanguard Money Market
            Reserves Federal Portfolio     17,116,742 UNITS               17,116,742                     17,116,742
    *Vanguard Intermediate U.S.
         Treasury Bond Fund                    90,284 UNITS                  954,916                        914,580
    *Vanguard Index 500 Portfolio             401,396 UNITS               35,081,920                     54,320,937
    *Vanguard Short-Term Federal
         Bond Fund                             69,350 UNITS                  703,531                        686,567
    *Vanguard U.S. Growth Fund                940,394 UNITS               26,909,812                     40,935,332
    *Vanguard International Growth
            Portfolio                         256,086 UNITS                4,624,547                      5,759,369
    *Vanguard Windsor Fund                     27,769 UNITS                  425,043                        421,261
    *Vanguard Windsor II Fund                 216,122 UNITS                5,624,058                      5,396,571
    *Vanguard Index Small
         Cap Portfolio                         19,110 UNITS                  370,815                        450,985
    *Vanguard Extended Market
         Index Fund                            29,801 UNITS                  921,753                      1,104,722
    *Vanguard Total Bond Market
         Index                                370,765 UNITS                3,766,791                      3,544,513
                                           ----------                    -----------                      ---------

Total Mutual Funds                                                      $130,799,565                   $166,185,117

Loan Fund- Participant loans, interest rate range of
     6% to 9.5%, with maturity date range of
     January 5, 2000 to July 12, 2003                                      6,269,319                      6,269,319

Guaranteed Investment Contracts-
     *Vanguard Investment Contract
     Trust at contract value               12,851,472 UNITS               12,851,472                     12,851,472
                                                                          ----------                   ------------

         Total investments                                              $166,230,869                   $199,318,056
                                                                        ============                   ============

See accompanying independent auditors' report.

* Indicates a party-in-interest to the Plan

                                                                     SCHEDULE 2

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN

                 Item 27(d) Schedule of Reportable Transactions

                          Year ended December 31, 1999

                                                                                                                   Total
        Description                          Number of                 Purchase              Selling               Gain/
        of Security                        Transactions               Price/Cost               Price              (Loss)
       ------------                        ------------               ----------             -------              ------
Purchases:
Thomas & Betts Corporation
      Stock Fund                                  174              $ 8,844,737
Vanguard Wellington Fund                          194                9,468,401
Vanguard Investment Contract
      Trust                                       242               17,846,085
Vanguard Index 500
      Portfolio                                   232               17,420,629
Vanguard U.S. Growth Fund                         220               11,636,123
                                                                   -----------
                                                                   $65,215,975
                                                                   ===========

Sales:
Thomas & Betts Corporation Stock Fund             231              $ 6,639,951            $ 7,256,485           $ 616,534
Vanguard Wellington Fund                          243                8,457,888              9,205,415             747,527
Vanguard Investment Contract
      Trust                                       223               11,276,167             11,276,167                   -
Vanguard Index 500
      Portfolio                                   249               12,639,107             15,970,995           3,331,888
Vanguard U.S. Growth Fund                         238                7,524,832              9,874,411           2,349,579
                                                                   -----------            -----------          ----------
                                                                   $46,537,945            $53,583,473          $7,045,528
                                                                   ===========            ===========          ==========

See accompanying independent auditors' report.

                                        SIGNATURES


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                             THOMAS & BETTS CORPORATION
                             EMPLOYEES' INVESTMENT PLAN



Date: June 20, 2000          By: /s/John P. Murphy
                                 ---------------------------------------
                                 John P. Murphy
                                 Senior Vice President - Chief Financial Officer



                             By: /s/Connie C. Muscarella
                                 ---------------------------------------
                                 Connie C. Muscarella
                                 Vice President - Human Resources